U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

FOR THE PERIOD ENDED: June 30, 2022

AMAZON GOLD, LLC

(Exact name of issuer as specified in its charter)

Delaware

(State of organization)

9001 E San Victor Drive, Unit 1002

Scottsdale AZ 85258

480-220-7633

(Issuer’s principal executive office and telephone number)

85-4345458

(I.R.S. Employer Identification Number)

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in the Offering Circular dated December 31, 2021, as supplemented.

Overview

Amazon Gold, LLC was formed as a limited liability company under the laws of the State of Delaware on December 7, 2020, for the purpose of financing developed global buying and selling opportunities in natural resources and precious metals. Although we are a newly formed company, from the outset, we will be contracting a licensed and established Operations Servicer that has developed a consistent and reliable pre-sell-buy-sell operation in Mato Grosso, Brazil, that has been producing successful returns for the past six years.

We are a pre-revenue company with a limited operating history upon which to base an evaluation of our business and prospects. Our short operating history may hinder our ability to successfully meet our objectives and makes it difficult for potential investors to evaluate our business or prospective operations. As operations have not yet begun, we have not generated any revenues since inception, and we are not currently profitable and may never become profitable.

The Company’s financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Our ability to continue as a going concern is contingent upon our ability to raise additional capital as required. The company does not currently generate any cash on its own.

Results of operations

To date, we have not generated any revenues from our planned operations. We anticipate that operating expenses will remain proportional in connection with the continued conduct of our business operations.

Liquidity and Capital Resources

To date, we have generated no cash from operations and negative cash flows from operating activities. The company has self-financed its activities to date. These factors raise substantial doubt about our ability to continue as a going concern. Our future expenditures and capital requirements will depend on numerous factors, including the success of this offering and the ability to execute our business plan. We may encounter difficulty sourcing future financing. Currently, we do not have short-term liquidity and cannot predict long term liquidity.

Operating Activities

During the 3-week period from formation on December 7, 2020, through December 31, 2020, the Company existed solely “on paper” and did not have any operations or corresponding cash flows related to operating, investing or financing activities.

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Since the Company is newly formed and in its early investment phase, there are no operational results to date. However, for the 18-month period from January 1, 2021 through June 30, 2022, the Company received $140,468 in capitalization and financing and used $136,431 to pay for startup activities and syndication expenses related to the capital raise filing, of which $16,250 has been capitalized as Deferred Offering Costs, and the balance of $120,181 has been expensed. Our current general and administrative expenses are reflected in our statement of operations. These amounts for the periods reported are not necessarily indicative of general and administrative expenses in future periods.

Capitalization and Financing Activities

The Company has received $4,000 in cash contributions from the founders in exchange for LLC ownership units, $126,000 in cash from seed investors in exchange for deferred equity, and commitments for investments of $10,468 from other investors towards the purchase of LLC ownership units.

Additionally, the Company has agreed to issue shares of and/or warrants to purchase shares of Class A membership interest in exchange for significant discounts for certain professional services:

•$105,000 (70%) discount in certain Promoter Fees in exchange for 357,143 shares of Class A membership interest

•$50,000 discount in Legal Fees in exchange for warrants to purchase 180,000 shares of Class A membership interest.

Trend Information

Because the Company is still in the startup phase and has not yet commenced operations, we are unable to identify any recent trends in revenue or expenses. Thus, we are unable to identify any known trends, uncertainties, demands, commitments or events involving our business that are reasonably likely to have a material effect on our revenues, income from operations, profitability, liquidity or capital resources, or that would cause the reported financial information in this Offering to not be indicative of future operating results or financial condition.

Critical Accounting Policies

We have identified the policies outlined in this Offering Circular and attachments as critical to our current business operations and an understanding of our results of operations. Those policies outlined are not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management’s judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout Management’s Discussion and Analysis of Financial Condition and Results of Operation where such policies affect our reported and expected financial results. Note that our preparation of the financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

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Additional Company Matters

The Company has not filed for bankruptcy protection, nor has it ever been involved in receivership or similar proceedings. The Company is not presently involved in any legal proceedings material to the business or financial condition of the Company. The Company does not anticipate any material reclassification, merger, consolidation, or purchase or sale of a significant proportion of assets (not in the ordinary course of business) during the next 12 months.

ITEM 2. OTHER INFORMATION

None.

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ITEM 3. FINANCIAL STATEMENTS

Amazon Gold, LLC

Amazon Gold, LLC

Balance Sheets

		June 30, 2021	June 30, 2022
ASSETS
Current Assets
Cash and cash equivalents		$48,842	$4,193
Deferred offering costs		$155,000	$171,250

Total Current Assets		$203,842	$175,443

TOTAL ASSETS		$203,842	$175,443

LIABILITIES AND MEMBERS’ CAPITAL

Liabilities:
Current payables	$		$155
Accounts payable		$155,000	$155,000
Seed Investors - Deferred Equity		$65,000	$126,000
TOTAL LIABILITIES		$220,000	$281,555

Members’ Capital
Members’ contributions		$4,000	$4,000
Other members’ contributions	$		$10,468
Retained earnings		$(20,158)	$(120,180)

Total Members’ Capital		$(16,158)	$(105,712)

TOTAL LIABILITIES AND MEMBERS’ CAPITAL		$203,842	$175,443

See Notes to Financial Statements

Amazon Gold, LLC

Income Statements

	June 30, 2021	June 30, 2022
Revenue	$-	$-

Gross Profit (Loss)	$-	$-

Operating Expenses:
General and administrative	$158	$928
Advertising	$-	$47,946
Interest Expense	$-	$315
Legal and Professional fees	$20,000	$15,000

Total Operating Expenses	$20,158	$64,189

Operating Income	$(20,158)	$(64,189)

Net Income	$(20,158)	$(64,189)

See Notes to Financial Statements

Amazon Gold, LLC

Statements of Changes in Members’ Capital

(Deficit)

	June 30, 2021	June 30, 2022
Balance, beginning	$-	$(51,991)

Members' contributions	$4,000	$-

Other Members’ Contributions	$-	$10,468

Net Income (Loss)	$(20,158)	$(64,189)

Balance, ending	$(16,158)	$(105,712)

See Notes to Financial Statements

Amazon Gold, LLC

Statements of Cash Flows

	June 30, 2021	June 30, 2022
Cash Flows from Operating Activities

Net Income (Loss)	$(20,158)	$(64,189)
Changes in operating assets and liabilities:
Current payables	$-	$155

Net Cash Used in Operating Activities	$(20,158)	$(64,034)

Cash Flows from Investing Activities

None	$-	$-

Net Cash Used in Investing Activities	$-	$-

Cash Flows from Financing Activities

Seed Investors - Deferred Equity	$65,000	$51,000
Founding Members’ Contributions	$4,000	$-
Other Members’ Contributions	$-	$10,468
Deferred Offering Costs	$-	$(16,250)

Net Cash Used in Financing Activities	$69,000	$45,218

Net Change In Cash and Cash Equivalents	$48,842	$(18,816)

Cash and Cash Equivalents at Beginning of Period	$-	$23,009
Cash and Cash Equivalents at End of Period	$48,842	$4,193

See Notes to Financial Statements

Amazon Gold, LLC

Notes to Financial Statements

NOTE 1 - NATURE OF OPERATIONS

AMAZON GOLD, LLC (which may be referred to as the “Company,” “we,” “us,” or “our”) is an early-stage company focused on the financing of developed global arbitrage opportunities in natural resources and precious metals.

The Company was organized as an LLC on December 7, 2020, in the state of Delaware.

Since inception, the Company has had little or no operational activity, other than funding certain legal and professional expenses related to its formation. As of June 30, 2022, the Company received $126,000 of capital from Seed Investors (see NOTE 5), $4,000 from founding members, which has been the source of funding operations, and commitments for investments of $10,468 from other investors (see NOTE 5). During the next 12 months, the Company intends to fund its operations from existing cash, additional investor capital and funding from its securities offering campaign (see NOTE 6), as well as funds from revenue producing activities. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”). The Company has selected December 31 as the year end as the basis for its reporting.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto.

Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company’s business and operations are sensitive to general business and economic conditions. Multiple and various factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, competition or changes in consumer taste. These adverse conditions could affect the Company’s financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of currency held in the Company’s checking account. As of June 30, 2022, the Company holds cash in the Company checking account.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances. As of June 30, 2022, the Company did not have any outstanding accounts receivable.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets. As of June 30, 2022, the Company had recorded no fixed asset acquisitions and no depreciation.

Intangible Assets

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of June 30, 2022, the Company had no fixed assets.

Capitalized Development Costs

Development costs are capitalized at cost. Expenditures for renewals and improvements or continued development (including payroll) are capitalized. Once commercial feasibility is procured, the balance of capitalized development costs will be amortized over three years.

The Company reviews the carrying value of capitalized development costs for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. As of June 30, 2022, the Company had not incurred any capitalized development costs.

Deferred Offering Costs

The Company complies with the requirements of ASC 340-10. The Deferred Offering Costs of the Company consist solely of legal and other fees incurred in connection with the capital raising efforts of the Company. Under ASC 340-10, costs incurred are capitalized until the offering whereupon the offering costs are charged to members’ equity or expensed depending on whether the offering is successful or not successful, respectively. As of June 30, 2022, the Company had recorded $ $171.250_of deferred offering costs.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, cryptocurrency valuation and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized.

The Company is currently taxed as a Partnership for federal and state income tax purposes (See NOTE 3).

The Company is current with its foreign, US federal and state income tax filing obligations and is not currently under examination from any taxing authority.

Revenue Recognition

Starting with inception, the company adapted the provision of ASU 2014-09, “Revenue from Contracts with Customers” (“Topic 606”). Topic 606 provides a five-step model for recognizing revenue from contracts:

•	Identify the contract with the customer
•	Identify the performance obligations within the contract
•	Determine the transaction price
•	Allocate the transaction price to the performance obligations
•	Recognize revenue when (or as) the performance obligations are satisfied

While the company has not yet earned any revenue, the Company intends to earn revenue during 2021.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000.

At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – INCOME TAX PROVISION

The Company is an LLC taxed as partnership under the Internal Revenue Code and a similar section of the state code. The members of an LLC are taxed on their proportionate shares of the Company’s taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or founders.

Lease Arrangement

The Company has not entered any lease agreements as of the balance sheet date.

NOTE 5 – SEED INVESTORS – DEFERRED EQUITY

The Company has entered into investment agreements with seed investors. In return for each investment of $5,000, each seed investor receives the right to receive shares of membership interest valued at a minimum of $50,000 at the time of the securities offering described in NOTE 6. As of June 30, 2022, the Company has received $126,000 from seed investors.

In addition, the Company has entered into investment agreements with other investors (NOTE 6). As of June 30, 2022, the Company has received commitments for investments of $10,468 from investors pursuant to the offering described in NOTE 6.

NOTE 6 – SUBSEQUENT EVENTS

Securities Offering

The Company is offering common equity in a securities offering exempt from SEC registration under Regulation A, Tier 2. The Company is offering up to $10 million in securities issued at 2,500,000 shares at $4.00 per share. The Company has engaged various advisors and other professionals to facilitate the offering who are being paid fees for their work.

Bank Account and Funding

The Company has established a business bank account which has been funded by certain members of the LLC. This cash contribution will be recorded as members’ contributions from the Company’s equity holders. Cash received from Seed Investors described in NOTE 5 is also held in the account.

Management’s Evaluation

Management has evaluated subsequent events through January 18, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Item 4. Index to Exhibits (Incorporated herein by reference)

2(a)	Certificate of Formation
2(b)	Operating Agreement
4	Form of Subscription Agreement
6	Material Contracts
(a) Engagement Agreement with Manhattan Street Capital
(b) Form of Transfer Agency and Registrar Services Agreement with Colonial Stock Transfer Co, Inc.
(c) Operations Services Agreement
8	Form of Escrow Agreement with PrimeTrust, LLC

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMAZON GOLD, LLC

Date: January 19, 2023	By:	/s/ Theodore Dinges
	Name:	Theodore Dinges
	Title:	Manager

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name	Title/Capacity	Date

/s/ Theodore Dinges	Manager; 50% Class B Member; and	January 19, 2023
Theodore Dinges	Principal Executive Officer

/s/ Gary Dinges	50% Class B Member; and	January 19, 2023
Gary Dinges	Vice President and Principal Accounting Officer